EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(In thousands, except ratios)	2017	2016
	(unaudited)
Earnings:
Net income	$285,050	$277,937
Add:
Provision for income taxes	158,816	152,898
Fixed charges	250,164	242,178
Less:
Capitalized interest	(33,618)	(30,137)
Earnings as adjusted (A)	$660,412	$642,876
Fixed charges:
Interest expense	$215,979	$211,500
Capitalized interest	33,618	30,137
Interest factors of rents (1)	567	541
Fixed charges as adjusted (B)	$250,164	$242,178
Ratio of earnings to fixed charges ((A) divided by (B))	2.64	2.65

(1)	Estimated to be 1/3 of rent expense.